Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN

OF MERGER

DATED AS OF

MARCH 30, 2017

AMONG

TA CHEN STAINLESS PIPE CO., LTD.,

TA CHEN INVESTMENT CORPORATION

AND

EMPIRE RESOURCES, INC.

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-ii-

Exhibit:

Exhibit A: Conditions to Offer

Exhibit B: Form of Escrow Agreement

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INDEX OF DEFINED TERMS

Acceptance Time	Section 2.1
Affiliate	Section 4.14
Agreement	Preamble
Antitrust Division	Section 7.5(b)
Closing	Section 3.7
Closing Date.	Section 3.7
Code	Section 4.12(c)
Common Stock	Recitals
Common Stock Certificates	Section 3.1(b)
Company	Preamble
Company Board Recommendation	Section 1.3(a)
Company Financial Advisor	Section 4.19
Company Financial Statements	Section 4.5
Company Permits	Section 4.11
Company SEC Documents	Section 4.5
Company Stock Plan	Section 3.6
Company Stockholders	Section 1.3(a)
Confidentiality Agreement	Section 10.4
Consent	Section 4.4(b)
Contract	Section 4.4(b)
DGCL	Section 2.1, Recitals, Recitals
Dissenting Company Shares	Section 3.3
Effective Time	Section 2.2
Environmental Law	Section 4.13(b)
Exchange Act	Section 1.1(a)
Exchange Fund	Section 3.2(b)
Fairness Opinions	Section 4.19
Financing Agreements	Section 7.5(d)
FTC	Section 7.5(b)
Governmental Entity	Section 4.4(b)
Hazardous Substance	Section 4.13(c)
Indemnified Parties	Section 7.2(b)
Indemnified Party	Section 7.2(b)
Initial Expiration Date	Section 1.1(d)
IP Rights	Section 4.15
Liens	Section 4.4(b)
Material Adverse Effect	Section 4.1
Merger	Recitals
Merger Consideration	Section 3.1(b)
Offer	Recitals
Offer Commencement Date	Section 1.1(a)
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.2(a)

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Offer Price	Recitals
Option	Section 3.6
Options	Section 3.6
Owned Shares	Section 5.8
Parent	Preamble
Paying Agent	Section 3.2
Person	Section 10.12
Potential Acquiror	Section 7.3(b)
Prohibition	Section 7.1(b)
Registration	Section 4.4(b)
Sarbanes-Oxley Act	Section 4.5(c)
Schedule 14D−9	Section 1.3(b)
Shares	Recitals
Solvent	Section 5.9
Sub	Preamble
Sub Share	Section 3.1(c)
Subsidiary	Section 10.11
Superior Proposal	Section 7.3(b)
Surviving Corporation	Section 2.1
Tax	Section 4.11(c)
Tax Return	Section 4.11(c)
Taxes	Section 4.11(c)
Transfer Taxes	Section 7.10
U.S. GAAP	Section 4.5

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March  30, 2017, by and among Ta Chen Stainless Pipe Co., Ltd., a publicly-traded Taiwan (ROC) corporation (“Parent”); Ta Chen Investment Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”); and Empire Resources, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent has agreed to cause Sub to make a tender offer (such tender offer, as it may be amended or supplemented from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Common Stock” or “Shares”), of the Company at a price of $7 per Share, net to the seller in cash, without interest (such price, as it may be increased, the “Offer Price”);

WHEREAS, as soon as practicable following the acquisition of Shares pursuant to the Offer, the merger (the “Merger”) of Sub with and into the Company shall occur upon the terms and subject to the conditions set forth herein, with the Merger to be effected under Section 251(h) of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company, as applicable, have unanimously approved this Agreement, the Merger, the Offer, the Tender Agreement and the other transactions contemplated by this Agreement (collectively, the “Transactions”) on the terms and subject to the conditions set forth in this Agreement and the board of directors of the Company (the “Company Board”) has declared this Agreement advisable and resolved unanimously to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer;

WHEREAS, pursuant to the Merger, each issued and outstanding Share not owned directly or indirectly by Parent or the Company, except Shares held by holders who comply with the provisions of the DGCL regarding the right of stockholders to dissent from the Merger and require appraisal of their Shares, will be converted into the right to receive the Offer Price;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into a Tender Agreement with Parent (the “Tender Agreement”); and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1           The Offer.

(a)          Provided that this Agreement shall not have previously been validly terminated in accordance with Section 9.1, and subject to the terms and conditions of this Agreement, as promptly as practicable after the date hereof, but in any event within five (5) business days after the date of this Agreement, Parent shall cause Sub to, and Sub shall, commence (within the meaning of Rule 14d−2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer for all of the outstanding Company Shares for a price per share of Common Stock equal to the Offer Price. The date on which Sub commences the Offer, within the meaning of Rule 14d−2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date”.

(b)          As promptly as practicable on the later of: (i) thirty business days after the Offer Commencement Date (unless extended in accordance with Section 1.1(d) hereof), (ii) the earliest date as of which Sub is permitted under applicable law to accept for payment Shares tendered pursuant to the Offer, and (iii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Sub shall (and Parent shall cause Sub to) accept for payment all Shares tendered pursuant to the Offer (and not validly withdrawn). The obligation of Sub to accept for payment, and pay for, Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions. As promptly as practicable after the acceptance for payment of any Shares tendered pursuant to the Offer, Sub shall pay for such Shares.

(c)          Parent and Sub expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Sub shall (without the prior written consent of the Company):

(i)          change or waive the Minimum Condition (as defined in Annex I);

(ii)         decrease the number of Shares sought to be purchased by Sub in the Offer;

(iii)        reduce the Offer Price;

(iv)        extend or otherwise change the expiration date of the Offer (except to the extent required or permitted pursuant to Section 1.1(d));

(v)         change the form of consideration payable in the Offer; or

(vi)        otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares in any material respect.

(d)          Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is thirty (30) business days (calculated as set forth in Rule 14d−1(g)(3) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing, (i) Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Capital Market that is applicable to the Offer; provided, that in no event shall Sub be required to extend the Offer beyond the Outside Date, (ii) if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then Sub shall extend the Offer for one or more periods ending no later than the Outside Date, to permit such Offer Condition to be satisfied; provided, however, that no individual extension shall be for a period of more than three (3) business days (unless otherwise consented in writing by the Company), and (iii) if an Acquisition Proposal has been submitted to the Company, (x) Sub may extend the Offer until six business days following the rejection by the Company of the Acquisition Proposal and (y) Sub shall extend the Offer at the request of the Company for no more than ten business days to permit the Company to take a position with respect to the Acquisition Proposal (or any amendment thereof) and for three business days after the Company has taken a position with respect to the Acquisition Proposal; provided, that Sub shall not be required to extend the Offer beyond the Outside Date.

(e)          The Offer may be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), but only if this Agreement is validly terminated in accordance with Section 9.1.

Section 1.2           Actions of Parent and Sub.

(a)          On the Offer Commencement Date, Parent and Sub shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain Sub’s offer to purchase and related letter of transmittal (the forms of which shall be reasonably acceptable to the Company) and the related form of summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Company Common Shares as required by applicable law. The Company shall promptly furnish to Parent and Sub all information concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents. Such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          Parent and Sub shall cause the Offer Documents to (i) comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no covenant is made by Parent or Sub with respect to information supplied by the Company for inclusion in the Offer Documents.

(c)          The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC. Parent and Sub shall (i) promptly provide the Company and its counsel with a copy of any written comments or a description of any oral comments received by Parent or Sub (or by counsel to Parent or Sub) from the SEC or its staff with respect to the Offer Documents and (ii) give the Company and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to filing thereof with the SEC. Each of Parent and Sub shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(d)          To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (i) each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if such information shall have become false or misleading in any material respect and (ii) each of Parent and Sub shall take all steps necessary to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Common Shares.

(e)          Parent shall cause to be provided to Sub all of the funds necessary to purchase any Company Common Shares that Sub becomes obligated to purchase pursuant to the Offer, and shall cause Sub to perform, on a timely basis, all of Sub’s obligations under this Agreement.

Section 1.3           Actions by the Company.

(a)          The Company hereby approves of and consents to the Offer and represents that, by unanimous vote, (i) the Company Board, at a meeting duly called and held, duly adopted resolutions approving this Agreement and the consummation by the Company of the Transactions (to the extent contemplated to be completed by the Company), (ii) the Company Board, at a meeting duly called and held, duly adopted resolutions approving the Offer and the Merger, (iii) the Company Board, at a meeting duly called and held, duly adopted resolutions determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the stockholders of the Company (the “Company Stockholders”), and (iv) the Company Board, at a meeting duly called and held, duly adopted resolutions recommending that the Company Stockholders accept the Offer and tender their Company Common Shares pursuant to the Offer (the “Company Board Recommendation”); provided, however, that the board of directors of the Company may withdraw, modify or amend the Company Board Recommendation if required by the fiduciary obligations of the Company Board. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation to the extent such Company Board Recommendation is not withheld or withdrawn in accordance the requirements of the fiduciary obligations of the Company Board. To the extent the foregoing recommendation has been withdrawn, amended or modified in accordance with the requirements of the fiduciary obligations of the Company Board, the Company hereby consents to the inclusion of such recommendation, as so amended or modified, in the Offer Documents. The Company represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinion of Harpeth Capital, LLC in the Schedule 14D-9 (as defined below).

(b)          On the Offer Commencement Date, the Company shall file with the SEC and (following or contemporaneously with the initial dissemination of the Offer Documents to holders of Company Common Shares to the extent required by applicable federal securities laws) disseminate to holders of Company Common Shares a Solicitation/Recommendation Statement on Schedule 14D−9 (together with any amendments or supplements thereto, the “Schedule 14D−9”) that, subject to fiduciary obligations of the Company Board, shall contain the Company Board Recommendation. To the extent the Company Board Recommendation has not been so withdrawn, modified or amended, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D−9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC. The Company shall: (i) promptly provide Parent and its counsel with a copy of any written comments and a description of any oral comments received by the Company (or its counsel) from the SEC or its staff with respect to the Schedule 14D−9, (ii) except with respect to any disclosure made relating to a withdrawal, modification or amendment of the Company Board Recommendation required by the fiduciary obligations of the Company Board, give Parent and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to the filing thereof with the SEC, and (iii) respond promptly to any such comments. The Company agrees that the Schedule 14D-9 shall comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by the Company with respect to information supplied by Parent or Sub for inclusion in the Schedule 14D-9. To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (A) each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D−9 if such information shall have become false or misleading in any material respect and (B) the Company shall take all steps necessary to cause the Schedule 14D−9, as supplemented or amended to correct such information, to be filed with the SEC. Parent and Sub shall promptly furnish to the Company all information concerning Parent or Sub that may be reasonably requested in connection with any action contemplated by this Section 1.3(b). To the extent requested by the Company, Parent shall cause the Schedule 14D−9 to be mailed or otherwise disseminated to the Company’s Stockholders together with the Offer Documents disseminated to the Company’s Stockholders.

(c)          In connection with the Offer, the Company shall instruct its transfer agent to furnish to Sub a list, as of the most recent practicable date, of the record holders of Shares and their addresses, as well as mailing labels containing such names and addresses. The Company will furnish Sub with such additional information (including any security position listings in the Company’s possession or reasonably obtainable by the Company) and assistance as Sub may reasonably request for purposes of communicating the Offer to the record holders and beneficial holders of Company Common Shares. All information furnished in accordance with this Section 1.3(c) shall be held in confidence by Parent and Sub in accordance with the requirements of the Confidentiality Agreement, and shall be used by Parent and Sub only in connection with the communication of the Offer and the dissemination of any notice of the consummation of the Merger to the holders of Shares.

ARTICLE II

THE MERGER

Section 2.1           The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, at the Effective Time (as hereinafter defined), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease, and the Company, as the corporation surviving the Merger (the “Surviving Corporation”), shall by virtue of the Merger continue its corporate existence under the laws of the State of Delaware. The Merger shall be effected under Section 251(h) of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the time Sub first accepts Shares for purchase pursuant to the Offer (the “Acceptance Time”), without a vote of stockholders, in accordance with Section 251(h) of the DGCL.

Section 2.2           Effective Time of the Merger. The Merger shall become effective at the date and time (the “Effective Time”) when a Certificate of Merger meeting the requirements of Section 251 of the DGCL shall have been duly executed and filed in accordance with such Section, or at such other time as is specified in the Certificate of Merger in accordance with the DGCL, which Certificate of Merger shall be filed as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VIII hereof.

Section 2.3           Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended in accordance with its terms and as provided by law and this Agreement.

Section 2.4           By-laws. The By-laws of Sub in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, until thereafter changed or amended in accordance with their terms and as provided by law and this Agreement.

Section 2.5           Board of Directors and Officers. The directors of Sub and the officers of the Company in office immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s Certificate of Incorporation and By-laws.

Section 2.6           Effects of Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

ARTICLE III

CONVERSION OF SHARES

Section 3.1           Conversion of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or any holders of Shares:

(a)          Each outstanding share of Common Stock that are held in the treasury of the Company immediately prior to the Effective Time and any shares of Common Stock owned at the Offer Commencement Date by Parent, Sub or any other wholly owned Subsidiary (as defined in Section 10.12) of Parent shall be canceled and no consideration shall be delivered in exchange therefor.

(b)          Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled in accordance with Section 3.1(a) and other than Dissenting Company Shares (as defined in Section 3.3)) shall be converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”). All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate or certificates (the “Common Stock Certificates”) representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

(c)          Each share of common stock (each a “Sub Share”) of Sub, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become at the Effective Time one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.2           Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as paying agent hereunder (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of the Common Stock Certificates. Parent will enter into a paying agent agreement in form and substance reasonably acceptable to the Company prior to the Effective Time. All of the fees and expenses of the Paying Agent shall be borne by Parent.

(b)          Surviving Corporation to Provide Funds. Prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Parent or Sub shall deposit with the Paying Agent cash in an aggregate amount sufficient to pay the Merger Consideration for all shares of Common Stock other than shares to be cancelled pursuant to Section 3.1(a)(determined as though there are no Dissenting Company Shares) (such amounts, the “Exchange Fund”). The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the applicable holders of shares of Common Stock and (ii) promptly applied to making the payments provided for in Section 3.1. The Exchange Fund shall not be used for any purpose that is not provided for herein. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Parent, in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest, commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination thereof, provided that, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be kept in the Exchange Fund. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments. Any portion of the Exchange Fund (including the proceeds of any interest and other income received by the Paying Agent in respect of such funds) that remains undistributed to the holders of Shares nine months after the Effective Time of the Merger shall be delivered to Parent at such time. Thereafter, holders of shares of Common Stock shall look only to Parent (subject to the terms of this Agreement) as a general creditor for payment of the Merger Consideration, without interest, upon the surrender of any Common Stock Certificates held by them.

(c)          Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Common Stock Certificate, other than holders of shares to be cancelled pursuant to Section 3.1(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Common Stock Certificates shall pass, only upon actual delivery of such Common Stock Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Common Stock Certificate (or delivery of such customary affidavits and indemnities with respect to a lost certificate which the Paying Agent and/or the Company’s transfer agent may reasonably require) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Common Stock Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Common Stock theretofore represented by such Common Stock Certificate shall have been converted pursuant to Section 3.1, and the Common Stock Certificates so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon the surrender of any Common Stock Certificate. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Common Stock Certificate so surrendered is registered, if such Common Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of such Common Stock Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Common Stock Certificate (other than Common Stock Certificates representing Dissenting Company Shares or shares to be cancelled pursuant to Section 3.1(a)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration, without interest, into which the Shares theretofore represented by such Common Stock Certificate shall have been converted pursuant to Section 3.1. If any Common Stock Certificate shall not have been surrendered prior to six years after the Effective Time (or immediately prior to such time on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Common Stock Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of the Paying Agent, Parent, the Company, Sub or the Surviving Corporation or any party hereto shall be liable to any former stockholder of the Company for any cash or interest delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock (or Common Stock Certificates) such amounts as it is required to deduct and withhold, if any with respect to the payment of such consideration under all applicable Tax laws (as hereinafter defined) and pay such withholding amount over to the appropriate Taxing authority. To the extent that amounts are so properly withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of a Common Stock Certificate formerly representing shares of Common Stock.

Section 3.3           Dissenting Company Shares. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL but only to the extent required thereby, shares of Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be exchangeable for the right to receive the Merger Consideration, and holders of such shares will be entitled to receive payment of the appraised value of such shares in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. Upon the Company’s receipt of any appraisal demand in accordance with the provisions of such Section 262, the Company shall as promptly as reasonably practicable provide Parent with a copy of such appraisal demand. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such appraisal demand or offer to settle or settle any such appraisal demand.

Section 3.4           No Further Ownership Rights in the Shares. From and after the Effective Time, the holders of shares of Common Stock which were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of Common Stock Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock.

Section 3.5           Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Common Stock outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, Common Stock Certificates representing shares of Common Stock outstanding immediately prior to the Effective Time are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article III.

Section 3.6           Stock Options. All options (individually, an “Option” and collectively, the “Options”) outstanding immediately prior to the Effective Time under any Company stock option plan (“Company Stock Plan”), whether or not then exercisable, shall be canceled at the Effective Time and each holder of an Option will be entitled to receive from the Surviving Corporation, for each share of Common Stock subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option, without interest. All amounts payable pursuant to this Section 3.6 shall be subject to all applicable withholding of Taxes and shall be paid promptly following the Effective Time. The Company shall use its reasonable best efforts to take all action necessary to effectuate the foregoing, including seeking to obtain any necessary consents of the holders of Options.

Section 3.7           Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, at 9:00 a.m. local time on the day which is no later than one business day after the day on which the last of the conditions set forth in Article VIII (other than those that can only be fulfilled at the Effective Time) is fulfilled or waived or at such other time and place as Parent and the Company shall agree in writing. The date on which the closing occurs is referred hereto as the “Closing Date.”

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Sub, as of the date hereof, except (i) as set forth in the Company SEC Documents (as hereinafter defined) filed and publicly available prior to the date of this Agreement and excluding any disclosures set forth therein to the extent they are cautionary, predictive or forward-looking statements (including under the captions “Risk Factors”, “Forward-Looking Statements” or “Management Discussion and Analysis of Financial Condition and Results of Operations”) and (ii) in the Disclosure Schedule delivered to Parent on the date of this Agreement (it being agreed that disclosure of any item on the Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of this Agreement if the relevance of such item to such section or subsection is reasonably apparent on the face of such disclosure), as follows:

Section 4.1           Organization, Standing and Power.

(a)          The Company and each of its Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite power and authority to own, lease and operate its properties and assets and to carry on their respective businesses as now being conducted. The Company and each of its Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the properties or assets owned, leased or operated by it or the business conducted by it requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any change, circumstance, event, occurrence, condition or effect (each, an “Effect”), that, when considered either individually or in the aggregate, is, or would reasonably be expected to have, a materially adverse effect on the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any Effect arising out of or resulting from (a) a decrease in the market price of shares of Common Stock (it being understood that the exception in this clause (a) shall not prevent or otherwise affect the underlying cause of any such decrease (to the extent not otherwise falling within any of the other exceptions in clauses (b) through (i)) from being taken into account in determining whether a Material Adverse Effect has occurred), (b) any change in general political conditions or general conditions in the economy or the financial, debt, credit or securities markets in the United States or elsewhere in the world, including interest rates or exchange rates, or any changes therein, (c) changes in general legal, Tax, regulatory, political or business conditions in the United States or any other countries or regions in which the Company does business, (d) changes in applicable law, U.S. GAAP or accounting standards or interpretations thereof, (e) any outbreak, continuation or escalation of war (whether or not declared) or any act of war, terrorism, sabotage, armed hostility or similar act of calamity or any material worsening of such conditions existing as of the date of this Agreement, (f) general conditions in the industries in which the Company operates, or any changes therein, (g) any hurricane, earthquake, flood, or other natural disasters, (h)  the execution, delivery or performance of this Agreement, or the announcement or consummation of the Transactions, including any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, vendors, lenders, joint venture partners or employees, (i) any action taken by Parent or any of its Affiliates, (j) any action taken by the Company at the request or with the consent of Parent.

(b)          The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company (the “Company Charter”) and bylaws of the Company (the “Company By-laws”), each as in effect as of the date of this Agreement. Each of the Company Charter and the Company By-laws is in full force and effect, and the Company is not in violation of any of the provisions of such documents.

(c)          Section 4.1(c) of the Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of each Subsidiary of the Company and their respective jurisdictions or organization or formation. No Subsidiary of the Company is in material violation of any of the provisions of its certificate of incorporation, bylaws or other equivalent organizational or governing documents.

Section 4.2           Capital Structure.

(a)          The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock. As of the close of business on March 30, 2017 (the “Specified Date”), 8,250,455 shares of Common Stock were issued and outstanding all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights. As of the close of business on the Specified Date, there were no issued and outstanding shares of Common Stock subject to forfeiture restrictions or other restrictions (“Restricted Stock”).

(b)          As of the close of business on the Specified Date, the Company had outstanding options (“Company Options”), granted pursuant to the Company Stock Plans, to purchase an aggregate of 50,000 shares of Common Stock at a weighted average exercise price of $1.625 per share.

(c)          As of the date hereof, except as otherwise set forth in this Section 4.2, there are no outstanding or existing (i) shares of capital stock of, or other equity or voting interest in, the Company, (ii) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exercisable or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of the Company or any of its Subsidiaries, (iii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries, or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company. Since the close of business on the Specified Date through the date hereof, the Company has not issued any shares of Common Stock or other class of equity security (other than shares issued in connection with the exercise of Company Options).

(d)          There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any of its Subsidiaries may vote.

Section 4.3           Subsidiaries. Each direct and indirect Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted in all material respects and each subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary; except in all cases where the failure to be so organized, existing, qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All of the outstanding shares of capital stock or other equity securities of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any Liens (other than Liens arising by operation of law or pledges required or which may be required under the existing terms of the Amended and Restated Credit Agreement, dated as of June 19, 2014, by and among Empire Resources, Inc., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as agent for the Banks, each of the Banks, and BNP Paribas, as syndication agent, the uncommitted credit agreement between the Company’s Subsidiary, Imbali, and Rabobank International, and the related Security Agreements with respect to such credit agreements, as they have been amended through the date hereof (collectively, the “Credit Agreement”)), claims, encumbrances, security interests, equities and options of any nature whatsoever, except, in each case for any directors’ qualifying shares. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock or other equity securities of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding securities, instrument or agreement, except, in each case for any directors’ qualifying shares. Other than the ownership of the Company’s Subsidiaries set forth in Section 4.1(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

Section 4.4           Authority; Non-Contravention. (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. Assuming the accuracy of the representations set forth in Section 5.8, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and, assuming the conditions of Section 251(h) of the DGCL have been satisfied with respect to the Merger, no other corporate proceeding on the part of the Company is necessary to adopt or authorize this Agreement or to consummate the Transactions (other than the filing of the Certificate of Merger pursuant to Section 2.2). This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub, as applicable) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application, now or hereafter in effect, affecting or relating to enforcement of creditors’ rights generally or by general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”). At a meeting duly called and held prior to the execution of this Agreement and the Tender Agreement, the Company Board duly and unanimously adopted and approved this Agreement, declared this Agreement advisable, approved the execution, delivery and performance of this Agreement and the consummation by the Company of the Transactions, determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Stockholders, and resolved to recommend (subject to its right to change its recommendation if required by its fiduciary duties) that the Company Stockholders accept the Offer and tender their Company Common Shares pursuant to the Offer.

(b)          The execution and delivery of this Agreement does not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or trigger or change any rights or obligations (including any increase in payments owed) or require the consent of any Person under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the certificate of incorporation, by-laws or other organizational or governing documents, as applicable, of the Company or any of its Subsidiaries (including but not limited to, the Company Charter and the Company By-laws), (ii) any loan or credit agreement (other than the Credit Agreement), note, bond, mortgage, indenture, lease, lien or other contract, agreement, instrument, permit or license (each a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or affected, or (iii) any law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or pledges, liens, charges, mortgages, encumbrances and security interests (“Liens”) that, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect, materially impair the ability of the Company and its Subsidiaries to perform their material obligations hereunder or prevent the consummation of any of the Transactions. No registration, declaration or filing with (each, a “Registration”) or authorization, permit, consent or approval (each, a “Consent”) of any domestic (federal or state), foreign or supranational, court, arbitrator, commission, governmental body, regulatory or administrative agency or tribunal (each a “Governmental Entity”) or any self regulatory organization (including NASDAQ or FINRA) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions to be completed by it, except for (A)  compliance with the provisions of the Exchange Act and the rules of any national securities exchange, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (C) foreign and supranational laws relating to antitrust and anticompetition clearances, filings or notices, (D) those matters, including but not limited to, regulatory consents, approvals and waivers, set forth in Section 4.4(b) of the Disclosure Schedule, (E) as may be required in connection with the Taxes described in Section 7.10, and (F) such other Consents or Registrations the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect, materially impair the ability of the Company and its Subsidiaries to perform their material obligations hereunder or prevent the consummation of the Transactions.

Section 4.5           SEC Documents. (a) Since December 31, 2015, the Company has filed or furnished all documents with the SEC required to be filed or furnished by the Company or any of its Subsidiaries under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and as of their respective dates and except as amended or supplemented prior to the date hereof, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent, Sub or their respective Subsidiaries for inclusion in the Company SEC Documents. The audited consolidated financial statements of the Company, including the related notes, included in the Company’s Annual Report on Form 10-K for the twelve months ended December 31, 2015 and the unaudited financial statements of the Company included in the Company’s Quarterly Report on Form 10-Q (the “Company 10-Q”) for the quarterly period ended September 30, 2016 (collectively, the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of the Company and its Subsidiaries as at the dates thereof and the results of their operations, cash flows and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that in the aggregate would not be material to the Company and its Subsidiaries, taken as a whole, and to any other adjustments set forth therein). As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is the subject of any ongoing SEC review and (ii) there are no formal or, to the knowledge of the Company, informal inquiries or investigations by the United States Securities and Exchange Commission (the “SEC”) or any other governmental inquiries or investigations, or internal investigations pending or, to the knowledge of the Company, threatened, in each case involving the Company or any of its Subsidiaries (other than as set forth in the Disclosure Schedule).

(b)          The draft of the Company’s Annual Report on Form 10-K for the twelve months ended December 31, 2016 provided to Parent prior to the date hereof (“Draft Form 10-K”) complies in all material respects with the requirements of the Exchange Act, and as of the date that it is filed, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements of the Company, including the related notes, included in the Draft Form 10-K comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of the Company and its Subsidiaries as at the dates thereof and the results of their operations, cash flows and changes in financial position for the periods then ended.

(c)          Neither the Company nor any of its Subsidiaries had at September 30, 2016 or has incurred since that date any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except (i) liabilities, obligations or contingencies (A) which are reflected or reserved against in the Company Financial Statements or otherwise disclosed in the notes thereto or (B) which were incurred since September 30, 2016 in the ordinary course of business and consistent with past practices, (ii) liabilities, obligations or contingencies incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions or otherwise disclosed in the Disclosure Schedule, (iii) liabilities, obligations or contingencies which, individually or in the aggregate would not have or reasonably be expected to have a Material Adverse Effect, or (iv) liabilities, obligations or contingencies which have been discharged or paid in full prior to the date hereof, and (v) liabilities, obligations and contingencies which are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with U.S. GAAP consistently applied or in the notes thereto.

(d)          The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Company’s filings pursuant to the Exchange Act. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure, and the Company has no reasonable basis to believe such controls and procedures are not effective to ensure, that material information relating to the Company, including its consolidated Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has established and maintains a system of internal accounting controls and financial reporting sufficient to comply with all legal and accounting requirements applicable to the Company that has been designed by the Company to be, and the Company has no reason to believe it will not be, effective, in each case, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The Company has disclosed, based on its most recent evaluation of internal controls, to the Company’s auditors and its audit committee (A) any significant deficiencies and material weaknesses within the knowledge of the Company in the design or operation of its internal accounting controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud known to the Company that involves management or other employees who have a significant role in internal controls. Since December 31, 2015, the Company has not received any complaint, allegation, assertion or claim in writing regarding the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation assertion or claim that the Company has engaged in questionable accounting or auditing practices, except as would not have or reasonably be expected to have a Material Adverse Effect. As used in this Agreement, “knowledge of the Company” means the actual knowledge of Nathan Kahn and Sandra Kahn.

Section 4.6           Offer Documents; Schedule 14D-9.

(a)          None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference in any of the Offer Documents or the Schedule 14D-9 (collectively, the “SEC Transaction Documents”) will, at the time such SEC Transaction Documents is filed with the SEC, at any time such SEC Transaction Document is amended or supplemented or at the time such SEC Transaction Document is first published, sent or given to the Company Stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b)          The Schedule 14D-9, insofar as it relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference in the SEC Transaction Documents, will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the other applicable laws and, on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Sub in writing specifically for inclusion in the Schedule 14D-9.

Section 4.7           Absence of Certain Events. Except as otherwise expressly contemplated by this Agreement, from September 30, 2016 through the date of this Agreement, (a) the Company and each of its Subsidiaries has operated its respective business in all material respects in the ordinary course consistent with past practice and (b) there has not been (i) any Effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (ii) any entry into any commitment or transaction that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (iii) any material change by the Company or any of its Subsidiaries in its accounting methods, principles or practices; (iv) any amendments or changes to the certificate of incorporation, by-laws or other organizational or governing documents, as applicable, of the Company or any of its Subsidiaries (including but not limited to, the Company Charter and the Company By-laws); or (v) except for regular quarterly dividends not in excess of $.04 per Share, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, assets, stock, property or other securities) with respect to any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries (other than dividends or distributions by a Subsidiary to the Company or any other Subsidiary of the Company), or any direct or indirect repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (except for the withholding of shares of Common Stock in connection with Taxes payable in respect of the exercise of Options and repurchases of shares of Common Stock pursuant to the Company’s 10b5-1 program and the repurchase of 150,000 shares of Common Stock on December 31, 2016 pursuant to the terms of an employment agreement).

Section 4.8           Litigation. As of the date hereof, there is no suit, claim, action or proceeding to which the Company or any of its Subsidiaries is a party, or involving any of their respective properties or assets or any of their respective directors or officers in their capacities as such, pending or, to the knowledge of the Company or any of its Subsidiaries, threatened that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there is no suit, claim, action or proceeding to which the Company or any of its Subsidiaries is a party pending, or to the knowledge of the Company, threatened seeking to prevent the Merger or any of the other Transactions.

Section 4.9           No Violation of Law.

(a)          Neither the Company nor any of its Subsidiaries is, or since January 1, 2014, has been, in violation of or has been given written notice of any violation of, any law, except for violations which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b)          No formal, or to the knowledge of the Company, informal inquiry, investigation or review by any Governmental Entity is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or involving any of their respective properties or assets or any of their respective directors or officers in their capacities as such, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)          The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses in all material respects as presently conducted (collectively, the “Company Permits”), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. The Company and its Subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. No suspension or cancellation of any Company Permit is pending or, to the knowledge of the Company, threatened which would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 4.10         Anti-Corruption Matters. Neither the Company nor any of its Subsidiaries has, directly or indirectly, taken any action which would cause the Company or any of its Subsidiaries to (a) be in violation in any material respect of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other anti-bribery or anti-corruption related laws or regulations applicable to the Company and any of its Subsidiaries or (b) violate or operate in material noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable domestic or foreign laws.

Section 4.11         Taxes.

(a)          The Company and its Subsidiaries have (i) duly filed (or have had filed on their behalf) with the appropriate governmental authorities all Tax Returns required to be filed by them, and such Tax Returns are true, correct and complete except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect, and (ii) duly paid (or have had paid on their behalf) in full all Taxes shown as due on such Tax Returns, except in each case where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. The liabilities and reserves for Taxes reflected in the Company’s balance sheet included in the latest Form 10-Q filed by the Company to cover all Taxes for all periods ending at or prior to the date of such balance sheet have been determined in accordance with U.S. GAAP in all material respects. There are (i) no Liens for Taxes upon any property or asset of the Company or any Subsidiary thereof, except for Liens for Taxes not yet due or Taxes contested in good faith and reserved against in accordance with U.S. GAAP, or (ii) no unresolved issues of law or fact arising out of a written notice of deficiency or assessment from the Internal Revenue Service (the “IRS”) or any other governmental Taxing authority with respect to a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes with any entity that is not, directly or indirectly, a Subsidiary of the Company.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries have withheld or collected and have paid over to the appropriate Governmental Entity (or are properly holding for such payment) all material Taxes required to be collected or withheld.

(c)          For purposes of this Agreement, “Tax” (including, with correlative meaning, the terms “Taxes”) means all federal, state, local and non-U.S. income, profits, gross receipts, customs duty, sales, unemployment, disability, use, property, withholding, excise, production, value added and occupancy or other Taxes of any kind whatsoever payable to a Government Entity, together with any interest, penalties and additions imposed with thereto, and “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax, including without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 4.12         Employee Benefit Plans; ERISA. (a) Schedule 4.12 hereto includes a complete list of (i) each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or any ERISA Affiliate (as defined below) of the Company or to which the Company or any of its Subsidiaries or ERISA Affiliates contributes or is obligated to contribute, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy (collectively, the “Employee Benefit Plans”) (but excluding, for all purposes of this Agreement other than Section 4.11(g) hereof, any Employee Benefit Plan that is primarily subject to the laws of any jurisdiction outside of the United States) and (ii) each employment and severance agreement pursuant to which the Company or any of its Subsidiaries has or would have any obligation to provide compensation and/or benefits in an amount or having a value in excess of $100,000 per year or $300,000 in the aggregate (each, a “Material Employment Agreement”). The term “ERISA Affiliate” means any corporation, trade or business the employees of which, together with the employees of the Company, are required to be treated as employed by a single employer under the provisions of ERISA or Section 414 of the Code.

(b)          With respect to each Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) all plan documents and trust agreements; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. The Company has delivered or made available to Parent a true, correct and complete copy of each Material Employment Agreement. Except as specifically provided in the foregoing documents, or in other documents, delivered or made available to Parent, there are no amendments to any Employee Benefit Plan or Material Employment Agreement that have been adopted or approved nor has the Company or any of its Subsidiaries committed (whether or not such commitment is legally binding) to make any such amendments or to adopt or approve any new Employee Benefit Plan or Material Employment Agreement that would materially increase the liability of the Company and its Subsidiaries taken as a whole.

(c)          The Company has, or has applied for, a determination letter with respect to each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the related trust that covers the Employee Benefit Plan as amended as of the date of this Agreement, and there are no circumstances and no events have occurred that adversely affect the qualified status of any such Employee Benefit Plan or the related trust, which cannot be cured without a Material Adverse Effect.

(d)          No Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Employee Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA). Neither the Company nor any of its Subsidiaries has incurred any material liability under Title IV of ERISA or Section 412 of the Code, nor, to the knowledge of the Company, is any such material liability reasonably expected to be incurred.

(e)          Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries (and ERISA Affiliates of the Company) have complied, and are now in compliance, with all provisions of ERISA, the Code and all laws and regulations applicable to the Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms; (ii) none of the Company and its Subsidiaries nor any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Employee Benefit Plans or their related trusts, the Company, any of its Subsidiaries or any Person that the Company or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA; (iii) there are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which would reasonably be expected to result in any liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Employee Benefit Plan or any participant in an Employee Benefit Plan.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries (other than Options).

(g)          All Employee Benefit Plans that are primarily subject to the laws of any jurisdiction outside of the United States have been maintained in compliance with all applicable law (including, if they are intended to qualify for special Tax treatment, applicable Tax laws), except for noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.

(h)          There are no agreements nor Company Employee Benefit Plan provisions which will or may provide payments of money or other property, acceleration of benefits, or provisions of other rights to any officer, employee, stockholder, independent contractor or highly compensated individual, or other “disqualified individual” within the meaning of Section 280G(c) of the Code which will be “parachute payments” under Section 280G of the Code that are nondeductible to the Company or any Subsidiary of the Company or subject to Tax under Section 4999 of the Code, but excluding any agreements or Employee Benefit Plan provisions that would not result in any material nondeductibility or Tax.

Section 4.13         Environmental Matters.

(a)          (i) The Company and its Subsidiaries have conducted their respective businesses in material compliance with all applicable Environmental Laws (as defined in Section 4.13(b)), including, without limitation, having all permits, licenses and other approvals and authorizations reasonably necessary under applicable Environmental Laws for the operation of their respective businesses as presently conducted in all material respects, (ii) none of the properties owned by the Company or any of its Subsidiaries contain any Hazardous Substance as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (iv) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (v) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          As used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, requirement or agreement with any Governmental Entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect at the date hereof.

(c)          As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity, government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation or polychlorinated biphenyls.

Section 4.14         Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly-owned Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404(a) of Regulation S-K under the Securities Act. For purposes of this Agreement, the term “Affiliate” when used with respect to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in the definition of Affiliate the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Section 4.15         Intellectual Property.

(a)          Each of the Company and its Subsidiaries owns or has a valid right to use patents, trademarks, trade names, domain names, service marks, copyrights, processes, formulae, methods, schedules, technology, know-how, computer software programs and applications and other proprietary information (“IP Rights”) as are necessary in connection with its respective businesses as they are currently conducted, except where the failure to own or have a valid right to use the IP Rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have good and valid title to all IP Rights owned by any of them and valid and enforceable license rights to all IP Rights used under license, free and clear, to the knowledge of the Company, of all material liens, security interests and other encumbrances (other than Taxes not yet due and payable), (ii) to the knowledge of the Company, all IP Rights are in full force and effect and will remain in full force and effect immediately following the Effective Time; and (iii) the Company does not believe that there is a reasonable basis for a claim, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written notice of any such claim, that the IP Rights materially infringe any proprietary right of a third party.

Section 4.16         Takeover Statutes. Assuming the accuracy of the representations set forth in Section 5.8, the Company Board has taken all action necessary to approve the acquisition of beneficial ownership of Shares by Parent and Sub pursuant to the Tender Agreement and the Offer for purposes of Section 203 of the DGCL so that the restrictions on “business combinations” in Section 203 of the DGCL are not applicable to the Offer or the Tender Agreement and, assuming Parent and Sub were not “interested persons” prior to the execution of this Agreement, the restrictions of Section 203(a) shall not be applicable to the Merger. To the knowledge of the Company, no other state takeover, control share acquisition, fair price or similar state statute is applicable to the Offer or the Merger.

Section 4.17         Title to Assets. The Company and each of its Subsidiaries has good and valid title in fee simple to all its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens (other than pursuant to the Credit Agreement) of any nature whatsoever, except (a) Liens for current Taxes, payments of which are not yet delinquent, and (b) such imperfections in title and easements and encumbrances as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s or such Subsidiary’s business operations (in the manner presently carried on by the Company or such Subsidiary), and except for such matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All leases under which the Company or any of its Subsidiaries leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default, other than any such failure to be in good standing, valid and effective and defaults thereunder which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.18         Non-Competition. Neither the Company nor any of its Subsidiaries is a party to any agreement which purports to restrict or prohibit the Company or any Subsidiary of the Company, directly or indirectly, from engaging in any business, except as would not reasonably be expected to have a Material Adverse Effect.

Section 4.19         Opinion of Financial Advisor. The Company’s financial advisor, Harpeth Capital, LLC (the “Company Financial Advisor”), has delivered to the Board of Directors of the Company oral opinions, to be confirmed in writing (the “Fairness Opinion”), to the effect that, as of the date of this Agreement, the consideration to be received by the holders of shares of Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

Section 4.20         Brokers and Finders. The Company has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company to pay any investment banking fees, finder’s fees, brokerage or agent commissions or other like payments in connection with the Merger, other than fees payable to the Company Financial Advisor.

Section 4.21         No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV of this Agreement, each of Parent and Sub acknowledges and agrees that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to Parent or Sub. Each of Parent and Sub agree that neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other Person resulting from the distribution to Parent and Sub, or use by Parent and Sub of, any such information, including any information, documents, projections, forecasts or other material made available to Parent and Sub in certain “data rooms” or “virtual data rooms”, confidential information memoranda or management presentations in expectation of the transactions contemplated by this Agreement and each of Parent and Sub expressly waives any right to rely upon any such information.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1           Organization, Standing and Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of Taiwan and the State of Delaware, respectively, and has all requisite power and authority to own, lease and operate its assets and carry on its business as now being conducted. Each of Parent and Sub is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the properties owned, leased or operated by it or the nature of business conducted by it makes such qualification necessary, except as would not reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or results of Parent and Sub or which would not be reasonably be expected to prevent or delay materially consummation of the Offer or the Merger.

Section 5.2           Sub. Since the date of its incorporation, Sub has not carried on any business or conducted any operations, and will not do so, other than the execution of this Agreement and the Tender Agreement, the performance of its obligations hereunder and matters ancillary thereto. Sub was incorporated solely for the purpose of consummating the Merger and the other Transactions. All of the outstanding shares of capital stock of Sub have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent free and clear of all Liens.

Section 5.3           Authority; Non-Contravention. Each of Parent and Sub has all requisite power and authority to enter into this Agreement and to consummate the Offer, the Merger and the other Transactions. The execution and delivery of this Agreement by each of Parent and Sub and the consummation by Parent and Sub of the Offer, the Merger and the other Transactions have been duly authorized by all necessary action on the part of each of Parent and Sub other than the adoption and approval by Parent, in its capacity as the sole stockholder of Sub, of this Agreement, which adoption and approval shall occur immediately following execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes a legal, valid and binding obligation of Parent and Sub enforceable against Parent and Sub in accordance with its terms, except as the enforceability thereof may be limited by creditors’ rights generally or by general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries (as hereinafter defined) under, any provision of (i) the charter, by-laws or other organizational documents of Parent and any of its Subsidiaries, (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, or Liens that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent and Sub to perform their obligations hereunder or would not reasonably be expected to prevent the consummation of the Offer, the Merger or any of the other Transactions. No Consents of, or Registrations with, any Governmental Entity, including those of Taiwan (ROC), is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Offer, the Merger and the other Transactions, except for (i) compliance with the provisions of Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) foreign and supranational laws relating to antitrust and anticompetition clearances or notices (other than those of Taiwan (ROC) or any authority within Taiwan), (iv) those matters, including but not limited to, regulatory consents, approvals and waivers, set forth in the Disclosure Schedule hereto, (v) as may be required in connection with the Taxes described in Section 7.10, and (vi) such other Consents or Registrations the failure of which to be obtained or made would not, individually or in the aggregate, materially impair the ability of Parent and Sub to perform their obligations hereunder or would not be reasonably expected to prevent or materially delay the consummation of the Offer and the Merger or any of the other Transactions.

Section 5.4           Offer Documents. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, as applicable, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published sent or given to the holders of Shares, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Sub with respect to information supplied by the Company for inclusion in any of such documents.

Section 5.5           Financing. The obligations of Parent and Sub under this Agreement are not subject to a condition regarding the obtaining of funds by Parent or Sub to consummate the Offer, the Merger and the other Transactions. Parent has, and will have, available sufficient funds to enable it and Sub to consummate the Offer, the Merger and the other Transactions, including without limitation, to pay the aggregate Offer Price for Shares accepted for payment pursuant to the Offer, the Merger Consideration to be paid to the holders of shares of Common Stock and the aggregate consideration to be paid to holders of Options a result of the Merger.

Section 5.6           Litigation. Except for matters which are not, individually or in the aggregate, reasonably likely to prevent or materially delay, or materially impair the ability of Parent or Sub to consummate the Transactions, there are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending against Parent or any of its Subsidiaries.

Section 5.7           Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Parent or Sub.

Section 5.8           Ownership of Shares. Parent and its Subsidiaries beneficially own an aggregate of 413,047 shares of Common Stock as of the date hereof (the “Owned Shares”). Neither Parent nor Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement or the Transactions.

Section 5.9           Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either existing or future creditors of the Company or any of its Subsidiaries immediately following the Closing after giving effect to the Transactions. As of the Effective Time, assuming satisfaction of the conditions to Parent’s and Sub’s obligations to consummate the Merger, or waiver of such conditions, and after giving effect to all of the Transactions, including without limitation the Financing, any alternative financing and the payment of the aggregate Merger Consideration, payment of the aggregate consideration to be paid to holders of Options in the Merger, any repayment or refinancing of debt contemplated by the Financing Commitments, payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent. For purposes of this Section 5.9 the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1           Conduct of Business by the Company Pending the Merger. Except as otherwise expressly contemplated by this Agreement or as set forth in the Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of (i) the date of the termination of this Agreement or (ii) the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the regular and ordinary course and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in the Disclosure Schedules, and subject to the provisions of Section 7.5 and Article IX, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent (which shall not be unreasonably withheld):

(a)          (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than the regular quarterly dividend of not greater than $.04 per Share payable to stockholders of record on a date no earlier than March     , 2017, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the withholding of shares of Common Stock in connection with Taxes payable in respect of the exercise of Options);

(b)          (x) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than for the issuance of shares upon the exercise of Options and for pledges of the stock of the Subsidiaries of the Company, including foreign Subsidiaries, which are required or may be required under the existing terms of borrowings or indebtedness), (y) except as contemplated by this Agreement, amend, waive or otherwise modify the terms of any such rights, warrants or options, or (z) except as contemplated by this Agreement, accelerate the vesting of any Company Stock Options (other than any acceleration occurring in connection with the Offer or the Merger pursuant to the terms of the applicable equity incentive plan or agreement governing the applicable Company Stock Option);

(c)          amend its Certificate of Incorporation or By-laws or other organizational documents, or alter through merger, liquidation, reorganization, restructuring or in any other fashion, the corporate structure or ownership of any Subsidiary of the Company;

(d)          except as required by contractual commitments existing on the date hereof, acquire or agree to acquire, except for purchases of raw materials, supplies, and inventory in the Ordinary Course of Business, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that have a value in excess of $100,000 individually or in excess of $500,000 in the aggregate during any calendar month;

For purposes of this Section 6.1, an action taken will be deemed to have been taken in the “Ordinary Course of Business” only if that action:

(i)          is substantially consistent in nature, scope, and magnitude with the past practices of the Company;

(ii)         with respect to sales of inventory, is reasonably expected to produce gross profit margins substantially consistent with gross profit margins for the last 12 months and, if sales involve a new customer, are fully credit insured and with respect to purchases of raw materials and inventory, is substantially consistent with purchase levels during the last 12 months if such purchases are in excess of requirements for customer orders;

(iii)        is taken in the ordinary course of the normal, day-to-day operations of the Company; and

(iv)        does not require authorization by the Company’s board of directors (or committee of the board of directors) and does not require any other separate or special authorization of any nature (that is, is in accordance with the authority delegated to the person making the decision or taking the action.

(e)          except to the extent required by contractual commitments existing on the date hereof, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that have a value in excess of $100,000 individually or in excess of $500,000 in the aggregate during any calendar month, except sales of inventory or obsolete assets in the Ordinary Course of Business;

(f)          except as permitted by clauses (d) and (e) above with respect to raw materials, inventory, supplies and obsolete assets, (i) amend or otherwise modify, or terminate, any material contract, agreement or commitment, (ii) or enter into any joint venture, lease or management agreement or other material agreement of the Company or any of its Subsidiaries if, in each case, such contract, agreement, commitment, venture, lease or management agreement involves or could reasonably be expected to involve the receipt or payment by the Company or any of its Subsidiaries of $100,000 per month individually and $500,000 per month in the aggregate (except for hedging arrangements in the Ordinary Course of Business);

(g)          (x) except as contemplated by Section 7.11 hereof or for borrowings incurred in the Ordinary Course of Business (including drawdowns as permitted by the Credit Agreement) and for hedging arrangement substantially consistent with past practice, incur any additional indebtedness (including for this purpose any indebtedness evidenced by notes, debentures, bonds, capitalized leases or other similar instruments, or secured by any lien on any property, obligations under any title retention agreement and obligations under letters of credit or similar credit transaction) in a single transaction or a group of related transactions or engage in any other financing arrangements, in the aggregate, having a value in excess of $100,000;

(h)          except as may be required as a result of a change in law or in U.S. GAAP, change any of the accounting principles or practices used by it materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries;

(i)          except in the Ordinary Course of Business, settle or compromise any material pending or threatened suit, action or claim, other than settlements or compromises requiring payments by the Company or any of its Subsidiaries of no more than $100,000 individually and $500,000 per month in the aggregate;

(j)          pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements (or the notes thereto) or incurred in the Ordinary Course of Business or relating to matters expressly permitted by clauses (d) or (e), or arising from the Transactions, including payments to advisors, and except for payments, discharges and satisfaction of no more than $100,000 individually and $500,000 per month in the aggregate;

(k)          (x) increase in any manner the compensation and employee benefits of any of its directors, executive officers and other key employees, hire any new employees (other than to replace an employee whose employment has terminated), or pay any pension or retirement allowance not required by law or any existing plan or agreement to any such employees, (y) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee, other than (A) the establishment of terms of employment (including compensation) of newly hired employees other than executive officers in the Ordinary Course of Business and (B) amendments to employment agreements required to cause such agreements to not be subject to Section 409A of the Code, or, if subject to Section 409A of the Code, to not result in the application of the additional Tax thereunder (provided, that any such amendment does not materially expand the benefits to be received thereunder); provided, however, that the Company and any of its Subsidiaries may pay cash bonuses and other cash incentive compensation in respect of calendar year 2016 to the Persons and in the amounts set forth in Section 6.1(k) of the Disclosure Schedule;

(l)          (x) change its material (A) Tax accounting policies, practices, or (B) Tax elections, or (y) settle any material audits, examinations or litigation with respect to Taxes, except, in each case, as may be required by law or U.S. GAAP;

(m)         change fiscal years;

(n)          authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any material Subsidiary of the Company;

(o)          enter into any material collective bargaining agreement;

(p)          enter into any Contract with a term of performance of greater than six months;

(q)          make or agree to make any new capital expenditures, other than capital expenditures the Company deems necessary or appropriate in its reasonable judgment to repair existing facilities or equipment either (1) to maintain the safety of any such facility or the materials stored therein or (2) that are not in an amount in excess of $250,000 in the aggregate; or

(r)          take, or agree in writing or otherwise to take, any of the foregoing actions.

Notwithstanding any provision contained in this Agreement, action taken by the Company and its Subsidiaries which is permitted under this Section 6.1 shall not constitute a misrepresentation or breach of warranty or covenant. The Company shall have the right to update the Disclosure Schedule hereto between the date hereof and the Effective Time solely to reflect actions taken by the Company and its Subsidiaries which are expressly permitted to be taken pursuant to this Section 6.1.

Section 6.2           Control of the Company’s Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise complete control of its business and operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1           Approval of the Merger. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected by Parent and Sub and the Company as soon as practicable following the acceptance for payment of Shares pursuant to the Offer, without a stockholders vote or a stockholders meeting, pursuant to Section 251(h) of the DGCL.

Section 7.2           Directors’ and Officers’ Indemnification. (a) Parent shall cause the Surviving Corporation (and its successors) to establish and maintain from and after the Effective Time until the sixth anniversary thereof provisions in its Certificate of Incorporation and By-laws concerning the indemnification and exoneration of the Company’s former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the Certificate of Incorporation and By-laws of the Company as in effect as of the date hereof.

(b)          The Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law as modified by the provisions of the Certificate of Incorporation and By-Laws as in effect as of the Effective Time, each present and former director and officer of the Company or any of its Subsidiaries and each present and former trustee of any employee benefit plan of the Company (each such director, officer or trustee, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) any acts or omissions occurring or alleged to occur prior to the Effective Time in their capacities as officers or directors of the Company or any of its Subsidiaries or taken by them at the request of the Company or any of its Subsidiaries (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or (ii) the adoption and approval of this Agreement, the Merger, the Offer or the other Transactions or arising out of or pertaining to the Transactions. The obligations of this Section 7.2(b) shall expire six years and 60 days from the Effective Time (provided that all rights to indemnification in respect of any proceeding asserted or made within such time period shall survive until the final disposition of such proceeding). The limitations of the Surviving Corporation’s obligations pursuant to this Section 7.2(b) shall not affect the Surviving Corporation’s indemnification obligations pursuant to Section 7.2(a).

(c)          For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to be maintained in effect, without any lapse in coverage, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties than the current policies) with respect to matters arising on or before the Effective Time; provided, however, that (i) in lieu of the purchase of such insurance by the Surviving Corporation, the Company, with Parent’s written consent (which shall not be unreasonably withheld prior to the Effective Time), may purchase a six-year extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage, and (ii) during this period, the Surviving Corporation shall not be required to procure any coverage in excess of the amount that can be obtained for the remainder of the period for an annual premium of 300% of the current annual premium paid by the Company for its existing coverage. Notwithstanding the foregoing, the Company may elect in lieu of the foregoing insurance, prior to the Effective Time, to obtain and fully pay for a policy (providing coverage for the Indemnified Parties and such officers) with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time, provided that the cost thereof does not exceed 300% of the aggregate amount per annum that the Company and its Subsidiaries paid for such overage in the last full fiscal year, and provided, further, that the Company shall consult with Parent regarding the selection of such “tail” insurance policy. If such “tail” policy has been obtained by the Company prior to the Effective Time, the Surviving Corporation shall maintain such policy in full force and effect for its full term and shall continue to honor the Company’s obligations thereunder.

(d)          Parent shall cause the Surviving Corporation to pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.2 as such fees are incurred upon the written request of any Indemnified Party.

(e)          The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Certificate of Incorporation or By-laws of the Company, the DGCL or otherwise. The provisions of this Section 7.2 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(f)          This Section 7.2 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of the Company and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.2. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 7.2 that is denied by the Indemnitors, and a court of competent jurisdiction determines that the indemnified Party is entitled to such indemnification, then the Indemnitors shall pay such Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Indemnitors.

(g)          In the event that the Surviving Corporation (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that such continuing or surviving entity or transferee, as the case may be, assumes the obligations set forth in this Section 7.2.

Section 7.3           No Solicitation. (a) After the date hereof and prior to the Effective Time, the Company agrees that the Company and its Subsidiaries shall not, and that it shall use its reasonable best efforts to cause the affiliates, officers, directors, employees, investment bankers, attorneys and other advisors or representatives of the Company or its Subsidiaries (“Representatives”), not to, directly or indirectly, (i) knowingly solicit, initiate or knowingly facilitate the making, submission of any inquiry, indication of interest, proposal or offer which would reasonably be expected to lead to a merger, acquisition, consolidation, tender offer, exchange offer or similar transaction involving, or any proposal or offer to purchase or acquire in any manner (A) assets representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or (B) an equity interest in 20% or more of the voting securities of the Company or of any of its Subsidiaries if such Subsidiaries own directly or indirectly 20% or more of the assets referred to in clause (A) (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), other than the transactions contemplated by this Agreement, (ii) enter into, participate, continue or otherwise engage in discussions or negotiations with, or provide any non-public information to any Person (other than Parent, Sub and their Representatives and other than to state that the Company is not permitted to have discussion except as permitted by this Agreement) with respect to any inquiries, indication of interest, proposal or offer, regarding, or that constitutes, or could reasonably be expected to lead to, the making of, an Acquisition Proposal, or (iii) except as permitted by this Agreement, agree to, accept, endorse, recommend, approve (or publicly propose or announce any intention or desire to agree to, accept, endorse, recommend or approve) any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to an Acquisition Proposal (other than a confidentiality agreement with a party to whom the Company is permitted to provide information in accordance with Section 7.3(b)).

(b)          Notwithstanding the provisions of paragraph (a) above or any other provision of this Agreement, prior to the Acceptance Time, (i) the Company may, in response to an unsolicited bona fide inquiry, offer or proposal which could lead to an Acquisition Proposal from any Person (a “Potential Acquiror”) which the Company's Board of Directors determines, in good faith and after consultation with its independent financial advisor and outside legal counsel, could reasonably be expected to lead to a transaction more favorable to the holders of Common Stock than the Offer and the Merger (taking into account the likelihood of consummation, the person making the inquiry or proposal, the form, and amount of consideration offered, and any other factors deemed relevant by the Board of Directors of the Company) (a “Superior Proposal”), furnish confidential or nonpublic information to, and engage in discussions and negotiate with, such Potential Acquiror, its representatives, advisors, sources of debt or equity financing, and persons expressing interest in purchasing any of the Company’s assets or businesses from such Potential Acquiror; provided, at least two business days prior to furnishing any such confidential or nonpublic information to, or engaging in discussions or negotiations with, such Person, the Company gives Parent written notice of the identify of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person.

(c)          The Company shall reasonably promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal) notify Parent orally and in writing of any Acquisition Proposal, unsolicited inquiry or request for access to the properties, books or records of the Company or any Subsidiary by any Person that informs the Company's Board of Directors or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. The written notice shall include the identity of the Person making or submitting such Acquisition Proposal, inquiry or request for access, the material terms of the Acquisition Proposal or the request, and the Company shall keep Parent reasonably informed of any material changes with respect to such Acquisition Proposal or request. The Company shall reasonably promptly (and in no event later than 48 hours) notify Parent upon determination by the Board of Directors of the Company that an Acquisition Proposal is a Superior Proposal (except as set forth below). The Company shall keep Parent reasonably informed on a reasonably current basis of the status and material details of, and any material amendments or modifications to, any such inquiry, indication of interest, proposal, offer or request, and shall provide Parent, as promptly as practicable, a true, correct and complete copy of any written materials containing material non-public information provided by the Company or, to the knowledge of the Company, any Company Representative on behalf of the Company, in connection with any such inquiry, indication of interest, proposal, offer or request to the extent that any such written materials have not been previously provided to Parent, any of its Affiliates or any of their respective representatives (including lenders). The Company shall not exercise its right to terminate this Agreement pursuant to Section 9.1(f) hereof until after the second business day following Parent's receipt of written notice from the Company advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the terms and conditions of the Superior Proposal and stating that the Board of Directors of the Company intends to exercise its right to terminate this Agreement pursuant to Section 9.1(f) (it being agreed and acknowledged that the Company shall not be required to notify Parent of any changes with respect to the terms of an Acquisition Proposal which the Company has advised Parent constitutes a Superior Proposal (unless such changes cause the Board to determine that such Acquisition Proposal no longer constitutes a Superior Proposal) and any changes to the terms thereof shall not delay the Company’s right to terminate this Agreement and it being further agreed that such action by the Board of Directors of the Company and any public disclosure thereof shall not constitute a breach of Section 7.3(a)).

(d)          Nothing contained in this Section 7.3 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company’s stockholders which, in the judgment of the Board of Directors of the Company after receiving advice of outside counsel, may be required under applicable law.

Section 7.4           Access to Information; Confidentiality. Subject to restrictions of applicable law (including antitrust laws), the Company shall, and shall cause each of its Subsidiaries to, afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives, upon reasonable notice, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request which are reasonably related to an orderly transition of control of operations of the Company following the Closing, including planning for the integration of computer systems; provided, however, that (x) the Company may withhold the documents and information to the extent required to comply with the terms of a confidentiality agreement with a third party in effect on the date of this Agreement or to the extent that such information is commercially sensitive as between Parent and Sub, on the one hand, and the Company on the other and (y) in no event shall Parent, Sub or any of their respective Representatives be permitted to conduct any appraisals or audits of the Company’s inventory or other assets without the Company’s prior written consent (which consent may be withheld in the Company’s sole and absolute discretion); and provided further that such investigation or access shall not unreasonably disrupt the Company’s operations. Notwithstanding anything to the contrary in this Section, the Company shall not be required to provide any information which it reasonably believes it may not provide Parent or Sub by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, which the Company or any Subsidiary is required to keep confidential by reason of contract, agreement or understanding with third parties, or which the Company reasonably believes is competitively sensitive. All information exchanged pursuant to this Section 7.4 shall be subject to the confidentiality agreement between the Company and Parent, dated January 18, 2017.

Section 7.5           Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, including (i) the identification and obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary Registrations (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver form, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including, when reasonable, seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement; provided, however, that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company expressly permitted under Section 6.1. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to prepay or redeem debt, amend or waive the provisions of any Contract, or to pay any consent or similar fees or payments, or divest any assets or enter into commitments regarding the conduct of its business or licensing of technology or know-how unless such action is conditioned upon the consummation of the Merger. Without limiting the foregoing, Parent and its Subsidiaries shall not take or agree to take any action or make any commitment with respect to any acquisition of businesses or assets which would reasonably be expected to delay or prevent consummation of the Merger.

(b)          Without limitation of the foregoing, each of Parent and the Company undertakes and agrees to (i) respond as promptly as practicable to any inquiries received from the United States Federal Trade Commission (the “FTC”) or the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) for information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters, and (ii) not enter into any agreement with the FTC, the Antitrust Division or any other Governmental Entity not to consummate the Transactions, except with the prior written consent of the other parties hereto. Parent shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other Governmental Entity with respect to the Offer or the Merger so as to enable the consummation thereof as promptly as reasonably practicable and shall defend through litigation on the merits any claim asserted in any court by any party, including appeals. Without limiting the foregoing, Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or, effective as of the Effective Time, the Surviving Corporation, or their respective subsidiaries or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent, the Surviving Corporation or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the consummation of the Merger. At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of the Company or any of its subsidiaries, provided that any such action may be conditioned upon the consummation of the Merger and the other Transactions. Notwithstanding anything herein to the contrary, in no event shall Parent or Sub be required, nor shall the Company or any of its Subsidiaries be permitted, to sell, divest or dispose of any asset or business, or otherwise commit to any action that limits its freedom of action with respect to the business, services or assets of Parent, the Surviving Corporation or their respective Subsidiaries pursuant to this Section 7.5 to the extent such action would reasonably be expected to have a material adverse effect on the Parent and Surviving Corporation on a consolidated basis after giving effect to the Merger.

(c)          Each party shall (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Entity and, subject to applicable law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement, the Offer or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Entity or members or their respective staffs on the other hand, with respect to this Agreement, the Offer and the Merger.

(d)          Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause one of its Subsidiaries in the United States (other than the Surviving Corporation or its Subsidiaries) to enter into definitive financing agreements to provide a credit facility to such Subsidiary under which, following the Closing, the Surviving Corporation will have access to borrowings in an aggregate amount that shall be sufficient to allow the Company to operate substantially consistent with such operations in the last 12 months, including similar funding of the Company’s businesses in Europe (the “Financing Agreement”), so that the Financing Agreement is in effect as promptly as reasonably practicable after the date hereof and consummate such financing at or prior to Closing. Parent shall keep the Company informed of the status of the financing process relating to the Financing Agreement and shall provide from time to time, such information as the Company may reasonably request in respect thereof. The Company shall, and shall cause its Subsidiaries to, provide such reasonable cooperation as may be reasonably requested by Parent in connection with the Financing Agreement, including (i) upon reasonable advance notice by Parent, participation in meetings, drafting sessions, due diligence sessions, and management presentation sessions, (ii)  reasonably facilitating the pledging of collateral following paydown of amounts under the Credit Agreement at or after the Effective Time, (iii) the execution and delivery of loan agreements and related documents, effective following paydown of amounts under the Credit Agreement at or after the Effective Time, and (iv) allowing Parent and its lender’s representatives such access as may be reasonably necessary for their due diligence; provided that, the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company and the Company Subsidiaries; and provided, further, that, without the Company’s consent, which shall not unreasonably be withheld, in no event shall any property level due diligence involve environmental tests or assessments more intrusive to such properties than those tests and assessments necessary to prepare Phase I reports. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket third party costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. In connection with any of the foregoing, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or reimburse the expenses of any party prior to the Effective Time.

(e)          If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 7.5(d), the Financing Agreement is terminated prior to the Closing, in whole or in part, for any reason, Parent shall (i) promptly notify the Company of such expiration or termination and the reasons therefore and (ii) use its reasonable best efforts promptly to arrange for alternative financing (upon terms and conditions substantially comparable to those contained in such expired or terminated commitments or agreements) to replace the financing contemplated by such expired or terminated commitments or agreements in an amount sufficient to assure the continued operation of the Surviving Corporation in accordance with its operations prior to Closing and for its solvency.

Section 7.6           Benefit Plans. (a) Parent agrees to cause the Surviving Corporation (i) to maintain for a period of one year after the Acceptance Time for each individual employed by the Company and its Subsidiaries without an employment agreement in effect on the date of this Agreement, for so long as the Company Employee remains so employed by the Surviving Corporation (it being agreed that for a period of one year, employees shall only be terminated for cause or good reason; however, Nathan Kahn and Sandra Kahn may be terminated for any reason), (x) the base salary or base wages of the employees of the Company and its Subsidiaries and (y) the Employee Benefit Plans (other than equity-based plans) in effect on the date of this Agreement or (ii) to provide compensation and employee benefits (other than equity-based plans) to each current employee of the Company and its Subsidiaries that are not materially less favorable in the aggregate to such employees than those benefits in effect for such employees on the date of this Agreement. In addition, Parent agrees to cause the Surviving Corporation to pay the bonuses for 2016, to the extent not yet paid, in the amount, to the persons and at the times set forth in Section 7.6 of the Disclosure Schedules and to continue to accrue and pay at times consistent with previous years bonuses for 2017 (it being agreed that no bonuses shall be paid to Nathan Kahn or Sandra Kahn).

(b)          In addition to the agreement set forth in Section 7.6(a), from and after the Acceptance Time, Parent shall cause the Company or the Surviving Corporation, as applicable, to honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s employment, severance, change in control, retention, transition and termination agreements, plans and policies disclosed in the Disclosure Schedule, including any change in control provisions contained therein.

(c)          To the extent that employees of the Company and its Subsidiaries become eligible to participate in any employee benefit plan, program or arrangement maintained by Parent or any of its Subsidiaries (including any severance plan), then for all purposes, including determining eligibility to participate, vesting and benefit accrual, service with the Company or any of its Subsidiaries prior to the Effective Time shall be treated as service with Parent or any of its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits. In addition, all such plans shall waive any pre-existing conditions, actively-at-work exclusions and waiting periods with respect to participation by and coverage of such employees and shall provide that any expenses, co-payments, and deductibles paid or incurred on or before the Acceptance Time and the Effective Time by or on behalf of any such employees shall be taken into account under applicable Parent benefit plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

(d)          No provision contained in this Section 7.6 shall (i) create any right in any employee of the Company to continued employment by Parent, the Company or the Surviving Corporation, or preclude the ability of Parent, the Company or the Surviving Corporation to terminate the employment of any employee for any reason other than as expressly provided for in Section 7.6(a); (ii) require Parent, the Company or the Surviving Corporation to continue any Company Employee Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) be treated as an amendment to any particular employee benefit plan of Parent or the Company.

Section 7.7           Fees and Expenses.  (a) All fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated,

(b)          Subject to Section 7.7(e), the Company agrees to pay Parent a fee equal to $1,000,000 if:

(i)          this Agreement is terminated by Parent pursuant to Section 9.1(d)(iii) (in which case, the fee shall be payable within two business days after such termination);

(ii)         this Agreement is terminated by the Company pursuant to Section 9.1(f) (in which case, the fee shall be payable at the time of termination); or

(iii)        this Agreement is terminated (X) by Parent pursuant to Section 9.1(d)(i) or (Y) by either Parent or the Company pursuant to Section 9.1(b)(i) and all conditions to the purchase of Shares pursuant to the Offer other than the Minimum Condition have been satisfied or waived, and, in the case of both (X) and (Y), the event giving rise to the right to terminate occurred at a time when an Acquisition Proposal (which, for purposes of this Section 7.7(b)(iii), shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 7.3(a), except that all references to 20% shall be deemed references to 51%) for the Company had been made (other than by Parent or its affiliates) and not withdrawn and within six months after such termination either the Company has entered into a definitive agreement relating to an Acquisition Proposal for the Company or a transaction contemplated by an Acquisition Proposal for the Company has been consummated (in which case, the fee shall be payable within two business days after such event).

(c)          The fee payable pursuant to Section 7.7(b) shall be made by wire transfer of same day funds. The Company acknowledges that the agreements contained in Section 7.7(b) are an integral part of the Transactions, and that, without these agreements, Parent and Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.7(b), and, in order to obtain such payment, Parent or Sub commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against the Company for the fee set forth in this paragraph (b) the Company shall pay to Parent or Sub its costs and expenses (including attorneys’ fees) in connection with such suit.

(d)          Parent agrees that the payment provided for in Section 7.7(b) shall be the sole and exclusive remedy of Parent upon termination of this Agreement under circumstances giving rise to an obligation (or potential obligation) of the Company to pay the amounts set forth in Section 7.7(b) and such remedy shall be limited to the aggregate of the sums stipulated in such Section 7.7(b); provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. In no event shall the Company be required to pay to Parent more than one termination fee pursuant to Section 7.7(b).

(e)          If this Agreement is terminated (x) by either Parent or the Company pursuant to Section 9.1(b) and at such time (i) the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement and (ii) there is a Prohibition (as defined in Section 8.1(a)) in effect (other than a Prohibition resulting from litigation brought by or on behalf of stockholders of the Company alleging that the directors of the Company have breached their fiduciary duties), Parent shall pay the Company a termination fee of $4 million in cash payable by wire transfer of same day funds, within two business days of such termination.  Each of Parent and Sub acknowledges that the agreements contained in this Section 7.7(e) are an integral part of the Transactions, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 7.7(e), and, in order to obtain such payment, the Company commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against Parent or Sub for the fee set forth in this paragraph (e) Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit.

(f)          The Company agrees that the payment provided for in Section 7.7(e) shall be the sole and exclusive remedy of the Company upon termination of this Agreement under circumstances giving rise to an obligation (or potential obligation) of Parent to pay the amounts set forth in Section 7.7(e) and such remedy shall be limited to the aggregate of the sums stipulated in such Section 7.7(e); provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants (including Section 7.5(b)) or agreements set forth in this Agreement. In no event shall Parent be required to pay to the Company more than one termination fee pursuant to Section 7.7(e).

Section 7.8           Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall use reasonable efforts to consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions and, unless it has made reasonable efforts to do the foregoing, shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.9           Sub. Parent will take all action necessary (a) to cause Sub to perform its obligations under this Agreement, including to consummate the Merger on the terms and conditions set forth in this Agreement and (b) to ensure that, prior to the Effective Time, Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.

Section 7.10         Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable by the Company, Parent or Sub in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”). All Transfer Taxes shall be paid by the Company and expressly shall not be a liability of any holder of Common Stock.

Section 7.11         Section 16 Matters. Prior to the Expiration Date, the board of directors of the Company, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of Company Common Stock and Options pursuant to this Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Section 7.12         Transaction Litigation. Subject to applicable law, other than with respect to any litigation where Parent is adverse to the Company, the Company will give Parent the reasonable opportunity, at Parent’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense of any action, claim, suit or proceeding against the Company or its directors or officers relating to the Offer, the Merger or the other Transactions, and no such settlement will be agreed to or offered without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Parent shall not be obligated to consent to any settlement (i) which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation), or (ii) that would result in the payment by Parent, the Company or any Subsidiary thereof of any amount in excess of the retention or deductible under any applicable insurance policy of the Company. Subject to applicable law, other than with respect to any litigation where the Company is adverse to Parent, Parent will give the Company the reasonable opportunity, at the Company’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any action, claim, suit or proceeding against Parent or its directors or officers relating to the Offer, the Merger or the other Transactions. Prior to the consummation of the Merger, without the prior written consent of the Company, Parent shall not settle any action, claim, suit or proceeding related to the Offer, the Merger or the other Transactions unless such settlement provides a full and unconditional release for the Company and each officer and director of the Company party to such litigation. The Company shall not settle or make an offer to settle any litigation against the Company or any director by any stockholder relating to this Agreement or the Merger, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Parent shall not be obligated to consent to any settlement (i) which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation), or (ii) that would result in the payment by Parent, the Company or any Subsidiary thereof of any amount in excess of the retention or deductible under any applicable insurance policy of the Company.  Each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 7.12. The parties acknowledge that this Section 7.12 in no way limits the parties’ obligations under Section 7.5(a).

Section 7.13         Escrow. (a) Concurrently with the execution of this Agreement, Sub shall deposit fifteen million ($15,000,000) (the “Escrow Money”) with JPMorgan Chase Bank, NA (the “Escrow Agent”) by wire transfer of immediately available funds to an account designated by the Escrow Agent.  Failure to deposit the Escrow Money concurrently with the execution of this Agreement shall constitute a material breach of this Agreement by Parent and Sub, permitting the Company to terminate the Agreement and seek damages against Parent and Sub. The Escrow Agent shall hold the Escrow Money in escrow in a segregated account until the Acceptance Time, and at the Acceptance Time the Escrow Agent shall transfer the Escrow Money to the Paying Agent, if different than the Escrow Agent.   Parent and Sub agree and acknowledge that the Escrow Money is for the payment of Shares pursuant to the Offer and the Merger and, in the event that Parent or Sub has any liabilities under this Agreement, including for breaches hereof, the Escrow Money shall be available for payment of these liabilities or to meet its obligations under an order of specific performance.  Sub and the Company agree to consent to the transfer of the Escrow Money by the Escrow Agent to the Paying Agent (if different than the Escrow Agent) as promptly as reasonably practicable after the Acceptance Time.  The Company and Sub shall enter into an escrow agreement with the Escrow Agent in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”).

(b)          Except as set forth in Section 7.13(a), the Escrow Agent shall not be required to make any disposition of the Escrow Money unless (i) the Escrow Agent is directed to do so in writing by the Company and Sub, acting jointly, or (ii) the Escrow Agent is directed to do so in writing by the party which claims to be entitled to receive the Escrow Money and the other party does not object to such disposition within ten (10) days after written notice of such direction is given by the Escrow Agent to the other party or (iii) the Escrow Agent is directed to do so by a final order or judgment of a court as hereinafter provided. The notice given by the Escrow Agent pursuant to clause (ii) above shall state that failure of the addressee to object to the disposition of the Escrow Money described in such notice within ten (10) days after the giving thereof shall constitute a waiver of the addressee’s right to contest or object to such disposition. In the event that any dispute shall arise with respect to the entitlement of either party to the Escrow Money, the Escrow Agent shall continue to hold the Escrow Money until otherwise directed by joint written instruction from the Company and Sub or a final order or judgment of a court of competent jurisdiction entered in an action or proceeding to which the Escrow Agent is a party.  For the purposes of this Section 7.13(b), no dispute shall be deemed to exist as to entitlement of either party to the Escrow Money if the party receiving notice from the Escrow Agent pursuant to clause (ii) of this Section 7.13(b) objects to the disposition of the Escrow Money provided for in such notice more than ten (10) days after the giving of such notice by the Escrow Agent.

(c)          The parties hereto acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience, that with respect to the Escrow Money, the Escrow Agent shall not be deemed to be the agent of any of the parties hereto and that the Escrow Agent shall not be liable to either of the parties hereto for any act or omission on its part unless taken or suffered in bad faith, in willful disregard of this Agreement or involving gross negligence on the part of the Escrow Agent.  Escrow Agent may act upon any instrument or other writing and upon signatures believed by it to be genuine, without any duty of independent verification. The Escrow Agent shall not be bound by any modification of this Agreement unless the same is in writing and signed by the parties hereto and a counterpart thereof is delivered to the Escrow Agent and, if the Escrow Agent’s duties, rights or liabilities hereunder are affected, unless the Escrow Agent shall have given its prior consent thereto in writing. The Escrow Agent shall not be required or obligated to determine any questions of law or fact. The parties hereto shall jointly and severally indemnify and hold harmless the Escrow Agent from and against all costs, claims and expenses, including reasonable attorneys’ fees and litigation costs, incurred by the Escrow Agent in connection with the performance of its duties under this Section 7.13 and the Escrow Agreement, except with respect to acts or omissions taken or suffered by the Escrow Agent in bad faith, in willful disregard of the Escrow Agreement or involving gross negligence on the part of the Escrow Agent.

Section 7.14         No Transfer. During the period from and including the date of this Agreement through and including the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause each of its Subsidiaries not to, sell, transfer, or otherwise dispose of, directly or indirectly, or cause or permit the sale, transfer or disposition of, any or all of the Owned Shares.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1           Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)          No Injunctions or Restraints. No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition (any of the foregoing, a “Prohibition”) preventing the consummation of the Merger shall be in effect, and then only if such Prohibition is (i)  a Prohibition of a United States federal or state statute, rule or regulation or United States federal or state court order or injunction or (ii) any other statute, rule, regulation, court order, or injunction the violation of which would reasonably be expected to have a Material Adverse Effect on the Parent and the Company (on a consolidated basis after giving effect to the Merger) or would subject any director or officer of the Parent or the Company to criminal liability (other than a misdemeanor the only penalty for which is a monetary fine) in a jurisdiction in which the director of officer resides (any Prohibition described in clauses (i) or (ii) of this Section 8.1(a) is referred to herein as a “Blocking Prohibition”); provided, however, that prior to asserting this condition each of the parties shall have used all reasonable best efforts to prevent the entry of any such injunction or other order, to have any such order or injunction lifted or withdrawn, and to appeal as promptly as possible any such injunction or other order that may be.

(b)          Acceptance of Shares Pursuant to the Offer. Sub shall have accepted Shares for payment pursuant to the Offer; provided, that the obligation of Parent and Sub to effect the Merger shall not be conditioned on the fulfillment of the condition set forth in this clause (b) if the failure of Sub to accept Shares for payment pursuant to the Offer shall have constituted or resulted from a material breach of the Offer or this Agreement by Parent or Sub.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1           Termination. This Agreement may be terminated at any time prior to the Acceptance Time:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company:

(i)          after May 31, 2017 (the “Outside Date”), if on or before May 31, 2017, Shares shall not have been accepted for payment pursuant to the Offer provided, that, failure to consummate the Offer is not the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; or

(ii)         if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable and constitutes a Blocking Prohibition, provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party which has not used its best efforts to cause such order, decree, or ruling to be lifted or otherwise taken action necessary to comply with Section 7.5;

(c)          by Parent, (i) if the Company breaches or fails to perform in any material respect any of its representations and warranties contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Exhibit A, and (B) cannot be or has not been cured within 10 business days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any representation or warranty contained in this Agreement); (ii) if any of the Company’s covenants contained in this Agreement shall have been breached, which breach would give rise to the failure of a condition set forth in Exhibit A.

(d)          by Parent:

(i)          if the Company Board withdraws, amends or modifies in a manner materially adverse to Parent or Sub its approval or recommendation of this Agreement, the Offer or the Merger or fails to recommend to the Company's stockholders that they accept the Offer;

(ii)         if the Company Board shall have approved, endorsed, or recommended any Acquisition Proposal; or

(iii)        if the Company shall have entered into a definitive agreement for a Superior Proposal;

(e)          by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform cannot be or has not been cured within 20 business days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement);

(f)          by the Company in order to enter into a definitive agreement for a Superior Proposal; or

(g)          by the Company if the Offer has not been timely commenced in accordance with Section 1.1.

Section 9.2           Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than this Section, the last sentence of Section 7.4, Section 7.7, and Section 10.4, which provisions shall survive such termination, and except to the extent that such termination results from fraud or a willful breach by a party of any representation, warranty or covenant set forth in this Agreement in which case the party at fault shall not be released or relieved from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs).

Section 9.3           Amendment. This Agreement may be amended by the parties at any time before the Acceptance Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.4           Extension; Waiver. At any time prior to the Acceptance Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.5           Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment of this Agreement pursuant to Section 9.3 or an extension or waiver pursuant to Section 9.4 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

ARTICLE X

MISCELLANEOUS

Section 10.1         Non-Survival of Representations, Warranties and Agreements. All representations and warranties set forth in this Agreement shall terminate at the Acceptance Time.

Section 10.2         Notices. Except for notices that are specifically required to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery, if delivered in person or by facsimile (upon confirmation of receipt), (b) on the first business day following the date of dispatch, if delivered by a recognized overnight courier service (upon proof of delivery) or (c) on the seventh business day following the date of mailing, if delivered by registered or certified mail, postage prepaid, return receipt requested, addressed as follows :

If to the Company:

Empire Resources, Inc.
2115 Linwood Avenue
Fort Lee, NJ 07024
Attention:	Nathan Kahn
Facsimile:	201-944-2226
Telephone:	201-944-2200

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Attention: Peter Golden, Esq.
Facsimile:	(212) 859-4000
Telephone:	(212) 859-8000

If to Parent or Sub:

Ta Chen Stainless Pipe Co., Ltd.
5855 Obispo Avenue
Long Beach, California 90805
Attention:	Johnny Hsieh
Facsimile:	(562) 808-8102
Telephone:	(562) 808-8000

with a copy to:

Kurosaki & Parker, P.C.
Petroleum Building
714 W. Olympic Boulevard, Suite 1011
Los Angeles, California 90015
Attention: Glenn Kurosaki
Facsimile:	(213) 532-8833
Telephone:	(213) 532-8832

and

Mitchell Silberberg & Knupp LLP
11377 W. Olympic Boulevard
Los Angeles, California 90064
Attention: Mark T. Hiraide
Facsimile:	(310) 231-8468
Telephone:	(310) 312-3768

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

Section 10.3         Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.4         Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party.  Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or representative of any party shall have any liability for any obligations or liabilities of any party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions.

Section 10.5         Entire Agreement. This Agreement, the Disclosure Schedule, and the confidentiality agreement dated January 18, 2017, between the Company and Parent (the “Confidentiality Agreement“) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 10.6         Governing Law. (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or, if such court does not have jurisdiction over a particular matter, any court of the United States located in the State of Delaware or of any Delaware state court in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than a court of the United States located in the State of Delaware or a Delaware state court and (d) consents to service of process in the manner provided for in Section 10.2.

(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.7         Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 10.8         Headings and Table of Contents. Headings of the Articles and Sections of this Agreement, the Table of Contents, and the Index of Definitions are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 10.9         No Third Party Beneficiaries. Except as provided in Section 3.2(c) (Exchange of Certificates – Exchange Procedures), Section 7.2 (Directors’ and Officers’ Indemnification), Section 7.6 (Benefit Plans) and Section 10.4 (Non-Recourse), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, the Company shall have the right, on behalf of its stockholders, to pursue damages in the event of Parent’s fraud or breach of this Agreement.

Section 10.10         Incorporation of Exhibits. The Disclosure Schedule and the Exhibit attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 10.11         Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.12         Subsidiaries. As used in this Agreement, “Subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such person.

Section 10.13         Person. As used in this Agreement, “Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

EXECUTION

IN WITNESS WHEREOF, undersigned have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

TA CHEN STAINLESS PIPE CO., LTD.

By:	/s/ Li-Yun Hsieh
Name: Li-Yun Hsieh
Title: Chairman

TA CHEN INVESTMENT CORPORATION

By:	/s/ Johnny Hsieh
Name: Johnny Hsieh
Title: President

EMPIRE RESOURCES, INC.

By:	/s/ Nathan Kahn
Name: Nathan Kahn
Title: President and Chief Executive Officer

EXECUTION

EXHIBIT A

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer, Sub shall not be required to and Parent shall not be required to cause Sub to, accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and, subject to the terms of the Agreement, may terminate or amend the Offer unless (i) there shall have been validly tendered (and not withdrawn) and “received” (as defined in Section 251(h) of the DGCL) by the depositary for the Offer prior to the expiration of the Offer at least that number of Shares, when added to any Shares already owned by Sub, Parent, or any direct or indirect, wholly owned Subsidiary of Parent, equals a majority of the then outstanding Shares (the “Minimum Tender Condition”) or (ii) at any time on or after the date of this Agreement and before the acceptance of any Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

(a)          any statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Offer or the Merger shall be in effect, and then only if such order, injunction or restraint is (i) any United States federal or state statute, rule or regulation or United States federal or state court order or injunction or (ii) any other statute, rule, regulation, court order, or injunction the violation of which would reasonably be expected to have a Material Adverse Effect on the Parent and Company (on a consolidated basis after giving effect to the Merger) or would subject any director or officer of the Parent or the Company to criminal liability (other than a misdemeanor the only penalty for which is a monetary fine) in a jurisdiction in which the director of officer resides; provided, however, that prior to asserting this condition each of the parties shall have used all reasonable best efforts to prevent the entry of any such injunction or other order, to have any such order or injunction lifted or withdrawn, and to appeal as promptly as possible any such injunction or other order that may be entered; or

(b)          (i) the representations and warranties of the Company set forth in Section 3.2 relating to the capital stock of the Company shall not be true and correct in all respects on the date of this Agreement and at the Closing (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of that date), except for inaccuracies that would not increase the aggregate consideration payable in the Offer and the Merger by more than 2% and (ii) any of the other representations and warranties of the Company set forth in this Agreement shall not be true and correct on and as of the date of this Agreement and at the Closing as though such representations and warranties were made on and as of such date (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (ii) to so be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c)          the Company shall not have performed in all material respects any material obligation, covenant and agreement required to be performed by it under this Agreement;

(d)          as of the Expiration Date, an authorized officer of the Company shall not have executed and delivered to Parent a certificate to the effect that, to the knowledge of such officer, the conditions set forth in clauses (b) and (c) above shall not have occurred;

(e)          the Company and Parent shall have reached a written agreement that the Offer or this Agreement be terminated; or

(f)          the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Sub and may be asserted by Parent and Sub regardless of the circumstances giving rise to any such condition, unless the failure of the satisfaction of any such condition has been caused by or resulted from the failure by Parent and Sub to fulfill any of its obligations under this Agreement, and any such condition may be waived by Parent and Sub, in whole or in part, at any time and from time to time, in the sole discretion of Parent and Sub. The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Exhibit shall have the meanings set forth in the Agreement to which it is attached.